UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces CFO Transition”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2024

NOVA LTD.
(Registrant)
By: /s/ Dror David
——————————————
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Announces CFO Transition

Rehovot, Israel, April 8, 2024 - Nova (Nasdaq: NVMI), today announced the promotion of Mr. Guy Kizner to the position of Chief Financial Officer, effective July 1st, 2024. Joining the leadership team, Mr. Kizner will succeed Mr. Dror David, who joined Nova in 1998 and has served as Nova’s CFO since 2005. Following years of dedicated service, Dror David will retire from the Company after he facilitates a smooth transition until July 1st, 2024. Guy Kizner’s tenure with Nova began in 2010, and since then, he has showcased his expertise and proficiency in various financial roles within the Company, the latest of which as the Corporate VP of Finance.

“I want to thank Dror David for his partnership and exemplary leadership over the past 25 years, which has been integral to propelling our company’s growth to become one of the world’s largest semiconductor metrology companies. I extend my heartfelt best wishes to him as he embarks on the next chapter of his life journey,” said Gaby Waisman, Nova’s President and Chief Executive Officer.

“As we remain steadfast in our commitment to executing Nova’s Strategic Plan, I am pleased to welcome Guy Kizner to lead Nova’s financial operations in the years ahead. Guy joined Nova in 2010 and since then, he has been instrumental in establishing our corporate and financial foundations. His extensive corporate knowledge, paired with his substantial experience in finance operations, will be pivotal as we continue to pursue our long-term goals. We are proud of our thoughtful companywide succession planning process, ensuring a seamless transition to the next generation of finance leadership."

David shared, “It has been an immense pleasure to be part of the leadership team that drove Nova’s growth over the last two decades, and I am extremely proud of our collective achievements during this period. Throughout my 20-year tenure as Nova’s chief financial officer, the company has grown tremendously to become a market leader, presenting robust and agile financial and operational model, and continuously delivering high value to its shareholders and customers. I am confident that under Guy’s capable leadership, Nova’s robust financial team will remain a cornerstone of the company’s growth trajectory and a significant contributor to its business expansion.”

“I am excited and honored by the opportunity to join Nova’s management team and to leverage my experience and corporate knowledge, to drive Nova’s financial growth and operational excellence.” commented Mr. Kizner. “I look forward to working with Nova’s leadership team, as we continue to execute on our strategic objectives and deliver continued value to our shareholders.”

In addition, the Company reiterated its guidance for the first quarter of 2024.

About Nova:

Nova is a leading innovator and key provider of material, optical, and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information can be found at Nova’s website link – https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.